SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              Dated August 28, 2003

                       For The Six Months Ended June 30, 2003

                          REGISTRATION NO. 333-102931

                                  PENN BIOTECH INC.
                              ------------------------


 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082

                                 [GRAPHIC  OMITED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: August 28, 2003                                        By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President

TABLE  OF  CONTENTS

page

PART  I  -  FINANCIAL  INFORMATION

Introduction                                                                   4

Financial  Statements

        Balance  Sheet  (Unaudited)  at  June  30,  2003                       5

        Statements  of  Operations  (Unaudited)                                7

        Statements  of  Cash  Flows  (Unaudited)                               8

        Statement  of  Changes  in  Shareholders'  Equity  (Unaudited)         9

        Notes  to the Financial Statements (Unaudited)                        10


Operating  and  Financial  Review                                             14


Quantitative  and  Qualitative  Disclosures  of  Market  Risk                 13

                         PART I - FINANCIAL INFORMATION

INTRODUCTION

Interim  Report  for  the  six  months  ended  June  30,  2003

The accompanying financial statements have been prepared to show the results of Penn Biotech Inc. ("the Company") for the six months ended June 30, 2003 compared to the last fiscal year ended December 31, 2002 and to show the financial condition of the Company as at June 30, 2003 compared to December 31, 2002.

The Company was incorporated on October 23, 2002 in the province of British Columbia, Canada.

FORWARD-LOOKING  STATEMENTS

The Company and its affiliates and representatives may from time to time make written or verbal statements which, to the extent that they are not historical fact, constitute "forward -looking statements". By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

ITEM  1.   FINANCIAL  STATEMENTS


                                 PENN BIOTECH INC.
                            (A Development Stage Company)
                                  BALANCE SHEETS
                                   (US Dollars)


                                                     JUNE 2003         DECEMBER 31, 2002
         ASSETS. . . . . . . . . . . . . . . . . . .(UNAUDITED)

CURRENT ASSETS
    Cash. . . . . . . . . . . . . . . . . . . . . .  $   2,302            $   33,909

  TOTAL CURRENT ASSETS. . . . . . . . . . . . . . .      2,302                33,909

  PROPERTY, PLANT AND EQUIPMENT
    Fixtures. . . . . . . . . . . . . . . . . . . .     38,500                     -
    Tools . . . . . . . . . . . . . . . . . . . . .    373,114                     -
    Machinery . . . . . . . . . . . . . . . . . . .    144,000                     -
      Accumulated depreciation. . . . . . . . . . .     (8,432)                    -
  TOTAL PROPERTY, PLANT AND EQUIPMENT . . . . . . .    547,182                     -

  OTHER NON-CURRENT ASSETS
    Seed Potato Production License (Note 3) . . . .     29,764                25,580
      Accumulated amortization. . . . . . . . . . .     (1,488)                    -
  TOTAL OTHER NON-CURRENT ASSETS. . . . . . . . . .     28,276                25,580

TOTAL ASSETS. . . . . . . . . . . . . . . . . . . .   $577,760             $  59,489

    Commitments (Note 6)

LIABILITIES

  CURRENT LIABILITIES
    Account Payable and Accrued Liabilities . . . .   $ 35,433             $  25,580
                                                       555,614                     -
    Due to Penn Capital Canada Ltd. (Note 4). . . .     33,823                     -
    Due to Shareholders . . . . . . . . . . . . . .     27,551                33,390
    Note Payable (Note 3) . . . . . . . . . . . . .     19,472                16,734

                                        5

  TOTAL CURRENT LIABILITIES . . . . . . . . . . . .    671,893                75,704

TOTAL LIABILITIES . . . . . . . . . . . . . . . . .    671,893                75,704

STOCKHOLDERS' EQUIITY

  Share Capital
    Authorized
    100,000,000 Common shares without par value
    Issued
    15,000,000 Common shares. . . . . . . . . . . .      9,508                 9,508

  Accumulated Other Comprehensive Income (Loss) . .     (6,504)                  120
  Deficit accumulated during the Development Stage.    (97,137)              (25,843)

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY) . . . . . .    (94,133)              (16,215)

TOTAL LIABILITIES AND . . . . . . . . . . . . . . .  $ 577,760   $            59,489
  STOCKHOLDERS' EQUITY



    /S/ Jai Woo Lee . . . . . . . . . . . . . . . .  Aug. 28, 2003
    Jai Woo Lee - Director. . . . . . . . . . . . .  Date
---------------------------------------------------
    /S/ Hye Kyung Kim . . . . . . . . . . . . . . .  Aug. 28, 2003
    Hye Kyung Kim -Director . . . . . . . . . . . .  Date
---------------------------------------------------

                                PENN BIOTECH INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                  (US DOLLARS)


                                                       THREE MONTHS ENDED     SIX MONTHS ENDED             CUMULATIVE
                                                       JUNE 30, 2003          JUNE 30, 2003           FROM INCEPTION THROUGH
                                                         (UNAUDITED)           (UNAUDITED)                JUNE 30, 2003

EXPENSES
  Start up Costs. . . . . . . . . . . . . . . . . . .               -                   -                    13,628
  Administrative Salaries & Benefits. . . . . . . . .          10,668              14,727                    14,727
  Consumables . . . . . . . . . . . . . . . . . . . .           2,656               2,557                     2,557
  Equipment Rental. . . . . . . . . . . . . . . . . .           2,163               2,082                     2,082
  Tissue Culture & Production Facility Rental . . . .           7,210              12,077                    12,077
  Depreciation of Property, Plant & Equipment . . . .           8,149               8,432                     8,432
  Amortization of Seed Potato License . . . . . . . .             728               1,488                     1,488
  Foreign Exchange Gain (Loss). . . . . . . . . . . .            (340)               (851)                     (851)
  Office. . . . . . . . . . . . . . . . . . . . . . .           1,237               2,338                     2,338
  Travel. . . . . . . . . . . . . . . . . . . . . . .           3,549               5,416                    14,447
  Professional Fees . . . . . . . . . . . . . . . . .          11,562              23,028                    26,212
TOTAL EXPENSES. . . . . . . . . . . . . . . . . . . .          47,582              71,294                    97,137

OPERATING LOSS. . . . . . . . . . . . . . . . . . . .         (47,582)            (71,294)                  (97,137)

NET LOSS FOR PERIODS. . . . . . . . . . . . . . . . .         (47,582)            (71,294)                  (97,137)

OTHER COMPREHENSIVE INCOME (LOSS)
  Foreign Currency Translation Income (Loss). . . . .               -              (6,624)                   (6,504)

COMPREHENSIVE LOSS. . . . . . . . . . . . . . . . . .  $      (47,582)  $         (77,918)  $              (103,641)

LOSS PER SHARE - BASIC AND DILUTED. . . . . . . . . .  $       (0.003)  $          (0.003)  $                (0.009)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING.      15,000,000          15,000,000                10,860,000

                                PENN BIOTECH INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                  (US DOLLARS)



                                                SIX MONTHS ENDED               CUMULATIVE
                                                JUNE 30, 2003             FROM INCEPTION THROUGH
                                                (UNAUDITED)                  JUNE 30, 2003
OPERATING ACTIVITIES
  Net Loss . . . . . . . . . . . . . . . . . .  $         (71,294)  $               (97,137)
Add (deduct) items not using (providing) cash
  Depreciation of Property, Plant & Equipment.              8,432                     8,432
  Amortization of Seed Potato License. . . . .              1,488                     1,488
Changes in Non-Cash Working Capital
  Accounts payable and accrued liabilities . .            581,251                   606,831
NET CASH GENERATED FROM OPERATING ACTIVITIES .            519,877                   519,614

INVESTING ACTIVITIES
  Acquisition of Property, Plant and Equipment           (555,614)                 (555,614)
  Acquisition of Seed Potato License . . . . .                  -                   (25,580)
NET CASH USED IN INVESTING ACTIVITIES. . . . .           (555,614)                 (581,194)

FINANCING ACTIVITIES
  Issuance of Common Shares for Cash . . . . .                  -                     9,508
  Advanced from Loans from Shareholders. . . .             12,201                    45,591
  Issuance of Note Payable . . . . . . . . . .                  -                    16,734
NET CASH GENERATED FROM FINANCING ACTIVITIES .             12,201                    71,833

NET INCREASE (DECREASE) IN CASH. . . . . . . .            (23,536)                   10,253

  Effect of Foreign Currency Translation . . .             (6,624)                   (6,504)

CASH AT THE BEGINNING OF PERIOD. . . . . . . .             33,909                         -

CASH AT THE END OF PERIOD. . . . . . . . . . .  $           2,302   $                 3,749





                                      PENN BIOTECH INC.
                                (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF STOCKHOLDERS' EQUITY
                                         (US DOLLARS)

                                                                                                     Accumulated
                                                                                                     Other
                              Per Share                           Common  Shares      Accumulated    Comprehensive     Shareholders'
                              Amount      Consideration           Number  Amount      Deficit        Loss              Equity

  Shares Issued
    December 31, 2002. . . .   0.001      Cash                15,000,000   $9,508             -               -       $ 9,508
  Other Comprehensive Loss .                                   -               -              -             120           120
  Loss for Period. . . . . .                                   -               -     $  (25,843)              -      (25,843)

  Balance,
    December 31, 2002. . . .                                  15,000,000   $9,508       (25,843)          $ 120    $ (16,215)

  Other Comprehensive Income                                   -               -              -          (6,624)      (6,624)
  Loss for Period. . . . . .                                   -               -     $  (71,294)              -      (71,294)

  Balance,
    June 30, 2003. . . . . .                                  15,000,000   $ ,508       (97,137)      $  (6,504)  $  (94,133)


ITEM  2.  NOTES  TO  THE  FINANCIAL  STATEMENTS

PENN  BIOTECH  INC.
(A  Development  Stage  Company)
Notes  to  Financial  Statements
Six  months  ended  June  30,  2003
(US  Dollars)


The accompanying interim financial statements of Penn Biotech Inc. are unaudited. In the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim period. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the operating results for the entire year.

We have prepared the financial statements included herein pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. We believe the disclosures made are adequate to make the information not misleading and recommend that these condensed financial statements be read in conjunction with the financial statements and notes included in our Form F-1 /A3 for the period from incorporation on October 23, 2002 to December 31, 2002.

Penn Biotech Inc. was incorporated under the laws of the Canadian Province of British Columbia on October 23, 2002. The Company has acquired the exclusive right to use the patented technology to produce seed potatoes and is devoting its resources to reach the full production capacity in its tissue culture lab facility. The Company is a development stage company as defined by Statement of Financial Accounting Standard ("SFAS") No. 7. To date the Company has generated no revenue from its planned principal business operations and does not believe it will generate revenue until at least the spring of 2005. The Company is financially dependent upon its shareholders and creditors and will continue to be so for the foreseeable future.


1.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(a)     Basis  of  presentation

The financial statements have been prepared in accordance with United States generally accepted accounting principles.

(b)     Foreign  currency  translation

The Company's functional currency is the Canadian dollar. These financial statements are presented in United States ("U.S.") dollars and are translated into U.S. dollars as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; and
(ii) Revenues and expenses are translated at the average rate of exchange for the period.

Gains and losses arising from translation are excluded from net loss for the period and are accumulated in a separate component of stockholders' equity.

(c)     Use  of  estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)     Revenue  recognition

The Company recognizes revenue when pervasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. This policy is in compliance with Staff Accounting Bulletin No. 101, as amended. Product revenues will be recognized, net of any trade discounts and allowances, upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Service fees will be recognized ratably over the contractual period or when rendered in accordance with all terms and conditions of customer contracts, upon acceptance by the customer, and when collection is reasonably assured.

(e)     Property,  plant,  and  equipment

Fixtures, tools and machinery are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the related assets of three to ten years. Expenditures for replacements, renewals, and betterments are capitalized. Maintenance and repairs are charged to operations as incurred.

(f)     Long-lived  assets

When events and circumstances warrant a review, the Company evaluates the carrying value of its long-lived assets. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from use is less than its carrying value. In that event, an impairment charge is recognized based on the amount by which the carrying value exceeds the estimated fair value.


(g)     Seed  potato  production  license

The seed potato production license is recorded at cost. Amortization is provided by use of the straight-line method over the license's estimated useful life of ten years.

(h)     Income  taxes

The Company follows SFAS No. 109 Accounting for Income Taxes. SFAS 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse.

3.  SEED  POTATO  PRODUCTION  LICENSE
-------------------------------------

On December 27, 2002 the Company acquired the exclusive right to produce seed potatoes using a technology owned by the Korea Research Institute of Bioscience and Biotechnology. The license provides the Company with the right to use the production technology for a ten-year period and to commercially exploit the technology in Canada, the Republic of Korea (South Korea) and the People's Republic of China (China).

In consideration for the license the Company agreed to pay 30 million Korean Won (US $ 29,764) in three equal payments over a one-year period. The first payment has been made and a balance of US $ 19,472 remains unpaid. The Company is also required to pay a royalty equal to 1% of annual gross sales generated through commercial exploitation of the license. The technology is protected by patents filed in Canada, South Korea and China.

4.  RELATED  PARTY  TRANSACTIONS
During the six months ended June 30, 2003 the Company accrued management fees of $ 22,127 to a director of the Company. The transactions have been accounted for at the exchange amount, being the amount of consideration established and agreed to by the related parties.
The Company owes Penn Capital Canada Ltd., a corporation controlled by a director, $33,823. Of the payables, $20,000 was for consulting services with regards to F-1 filing and other corporate filings. Others were borrowings for daily operation of the Company. The transactions have been accounted for at the exchange amount, being the amount of consideration established and agreed to by both parties.
5.  DUE  TO  WORLDCUP  FINANCE  LTD.
The Company purchased property, plant and equipment of $ 555,614 from WorldCup Finance Ltd., an arms length party. The terms and conditions of payment are that the Company shall pay the full amount when the Company has revenue generating ability, or the Company may issue the shares equivalent to the value of the purchase cost.
6.  COMMITMENTS
The Company leases a tissue culture and plant propagation facility under an operating lease that expires in 2006. Also the Company entered into a three-year rental contract for the use of propagation equipment with WorldCup Finance Ltd. The Company is obligated to make the following minimum rental payments under its operating leases in each of the fiscal years ending:

                         Facility Rental     Equipment Rental
  December 31, 2003          $48,282             $15,489          $63,771
  -----------------          -------             -------          -------

  December 31, 2004          $71,664             $26,553          $98,217

  December 31, 2005          $72,764             $26,553          $99,317

  December 31, 2006          $30,318             $11,064          $41,382

  Total                                                          $302,687
  -----                                                          --------

ITEM  3.  OPERATING  AND  FINANCIAL  REVIEW

As a recently incorporated company, Penn Biotech Inc. has short previous business activity. The following discussion and analysis should be read in conjunction with our interim financial statements, our annual report on Form 20-F and notes thereto for the period from inception, October 23, 2002, through December 31, 2002 and other financial information included elsewhere in this prospectus. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. PBI's actual results may differ materially from the results discussed in the forward-looking statements. Examples of these forward-looking statements include the ability of PBI to reach contractual terms with a suitable laboratory, the ability of PBI to grow its product on a scale sufficient to warrant commercial sales, and the ability of PBI to raise sufficient funds to carry out its business plan.

OVERVIEW
Penn Biotech Inc. (PBI) was incorporated in British Columbia, Canada, on October 23, 2002 under the company's Act of British Columbia as a privately owned company that operates from its corporate headquarters located in Vancouver, British Columbia, Canada. PBI has the exclusive right to use the patented biotechnology, Mass Production of Artificial Seed Potatoes (Potato Micro tubers) under its license agreement with Korea Research Institute of Bioscience and Biotechnology (KRIBB). PBI aims to mass produce quality seed potatoes and distribute them to growers at a cost saving to the growers. PBI intends to be a significant factor in the development of agricultural industry with its production system.

In Canada, there is a potential for increased investment in biotechnology, because overall, funds for knowledge-based technologies have become accessible with the growth of the public and private equity markets. In addition, federal and provincial governments are offering strategic funding through programs, such as Agricultural Biotechnology and Biotechnology Loan Program, which provide loans for research and development, product development, market development, and new production capacity for biotechnology and agriculture biotechnology firms in Western Canada. Presently the application for this funding is in process although there can be no assurance that our applications will be successful.

OPERATING  RESULTS

In cooperation with Olds College, we have applied for the research grant of approximately $347,000 ($500,000 CDN) under the IRAP Technology Partnership Canada program (IRAP-TPC) of the National Research Council Canada. The IRAP-TPC program provides Canadian small and medium-sized enterprises with repayable financial assistance for projects at the pre-commercialization stage. This fund shall be used to develop technology for new or significantly improved products, processes or services, as well as to support initial demonstration and pilot projects. IRAP delivers pre-commercialization assistance on behalf of Technology Partnerships Canada/Industry Canada. Furthermore, OCCI indicated that it would provide matching fund up to $173,500 ($250,000 CDN) upon the approval of IRAP-TPC.

Presently we are at the stage of actively developing mini tubers (MNTs - small tubers produced from in-vitro produced propagules). We have begun contracting a production facility, purchasing and renting equipment, and delivering consumables such as culture media to Olds, Alberta in which the production facility is located. At this rate, we anticipate that our existing cash reserves, $2,302, will not be sufficient to sustain our operations through 2003. However, a fund from the IRAP-TPC program is in progress and under review. If our present application for IRAP funding is approved, we anticipate receiving approximately $347,000 ($500,000 CDN) to fund operations. As well, we anticipate short term financing to be provided by investments from shareholders and by trade accounts payable.

We will not record revenue in 2003. MNTs, which will be sold to seed potato growers, are scheduled for production in 2004. However, any revenue from MNT sales will cover only a part of our fixed costs since we plan to introduce MNT in the potato market at a minimal profit over costs of production. We plan to sell products into the market using salaried sales agents. We are targeting to generate approximately $413,000 in gross sales of product in the year 2005 and expect to show a net profit for the year 2005.

In 2006, we plan to sell E-1 class seed potatoes as well as MNTs. Total revenues from the sale of MNT and E-1 in 2006 are expected to be about $890,000. Generating this projected revenue will depend upon our ability to successfully launch our business over the next three years. We have not received any sales orders to date.

Investors are cautioned against attributing undue certainty to our projections for generating revenue due to potential production difficulties, budget uncertainties, and delays in planned completion dates and market acceptance.

LIQUIDITY  AND  CAPITAL  RESOURCES
Our initial sources of liquidity are expected to be existing cash and cash from the proceeds of future offerings of our shares for sale. Since we have no operating history, we must first rely on equity and/or debt financing to launch our business. We will need additional funding in order to produce and distribute our products that are under review and progress. There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period, or if available, that it can be obtained on satisfactory terms. We have made no arrangements with our officers, directors or affiliates to provide liquidity to us.

At June 2003 we had a working capital deficiency of $(97,137). We anticipate that we will need to raise additional capital within the next 6 months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have not presently identified any probable business combination. If adequate funds are not available within the next 6 months, we may be required to significantly curtail our operations or perhaps be no longer able to operate.


ITEM  4.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  OF  MARKET  RISK

We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. PBI denominates its financial statements in United States dollars but conducts its daily affairs in Canadian dollars. Changes in the foreign exchange rate between the Canadian dollars and the US dollars may affect us due to the effect of such changes on any shareholder distributions to US residents. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

INFLATION
We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2000, 2001, and 2002 was 2.7%, 2.6%, and 2.2%, respectively.

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                            PART 2- OTHER INFORMATION

ITEM  5.  INFORMATION  RELEASE

GENERAL
On July 7, 2003, Penn Biotech Inc. (PBI), started its tissue culture operation at Olds College Center for Innovation (OCCI), a wholly owned subsidiary of Olds College in Olds, Alberta, Canada. The renovation of the laboratory facility to meet the PBI specifications was completed on July 4, 2003, and the total cost was over $150,000 CDN. The laboratory, at 4500 50th Street, Olds, Alberta, is 3,230 sq. ft. in size and accommodates various plant tissue culture equipments, including clean bench, culture shelves and micro-tuber sorting tables, as well as temperature/humidity control systems. A grand opening ceremony is scheduled on September 18, 2003.

At the laboratory, PBI will produce plantlets (small potato plants) and micro-tubers (MCTs - a round miniature seed potato in the intermediate stage between the plantlet and mini tuber), the 1st generation of nuclear seed potatoes produced from tissue culture. PBI expects to produce up to 3 million units of micro-tubers and plantlets a year at this laboratory. PBI has submitted an application for certification by Canadian Food Inspection Agency (CFIA). This procedure is required by the Canadian government in order to produce seed potatoes for commercial purpose. CFIA officers inspected PBI laboratory, and CFIA normally grants certification within one month from the date of inspection.

To supervise the tissue culture processing, a chief researcher was dispatched from Korea Research Institute of Bioscience and Biotechnology (KRIBB). Currently, PBI laboratory functions with 2 full-time technicians and will require to hire 4 to 6 additional full-time/part-time technicians and scientists including 1 chief technical officer.

Currently, PBI is renting some of its laboratory equipments at Olds College in Canada. PBI acquired essential equipments for production of over $556,000 USD worth in the 1st week of June 2003.

In cooperation with Olds College, PBI has applied for the research grant of $500,000 CDN under the IRAP Technology Partnership Canada program (IRAP-TPC) of the National Research Council Canada. The IRAP-TPC program provides Canadian small and medium-sized enterprises with repayable financial assistance for projects at the pre-commercialization stage. This fund shall be used to develop technology for new or significantly improved products, processes or services, as well as to support initial demonstration and pilot projects. IRAP delivers pre-commercialization assistance on behalf of Technology Partnerships Canada/Industry Canada. Furthermore, OCCI indicated that it would provide matching fund up to $250,000 CDN upon the approval of IRAP-TPC.

FORWARD-LOOKING  STATEMENTS
Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

FOR  FURTHER  INFORMATION
Sindy  Oh
Project  Manager
Tel.:  604-683-0082

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ITEM  6.  ACQUISITION  OF  ASSETS
On June 5, 2003, the Company purchased property, plant and equipment worth $ 555,614 from WorldCup Finance Ltd., an arms length party. The President and Director of WorldCup Finance Ltd. used to be an employee of Penn Capital Canada Ltd., which is beneficially owned by Hye Kyung Kim, a director of the Company. The terms and conditions of payment for the purchase are that the Company shall pay the full amount when the Company has revenue generating ability, or the Company may issue the shares equivalent to the value of the purchase cost. The acquired assets consist of various machines and equipments for tissue culture laboratory and will be used for expanded tissue culture operation.

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ITEM  7.  APPOINTMENT  OF  INDEPENDENT  AUDITORS

Our Articles provide for the appointment by the shareholders of PBI of an independent auditor. The independent auditor's term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor.

D&H Group, Chartered Accountants was appointed as an independent auditor of the Company for the fiscal year ending December 31, 2003 by the Board of Directors. Pannell Kerr Forster, Chartered Accountants served as the Company's independent auditor for the fiscal year ending December 31, 2002. The Company has not had any disagreements with Pannell Kerr Forster, Chartered Accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure.

The appointment of D&H Group, Chartered Accountants was approved by shareholders at the Annual General Meeting which was held on July 24, 2003. D&H Group, Chartered Accountants will remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

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                                  END OF FILING